Nektar Therapeutics

455 Mission Bay Boulevard South

San Francisco, California 94158-2117

December 27, 2017

VIA EDGAR

Office of Healthcare and Insurance

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ibolya Ignat, Senior Staff Accountant

Re:	Nektar Therapeutics
Form 10-Q for the Quarterly Period Ended September 30, 2017
Filed November 8, 2017
File No. 000-24006

Dear Ms. Ignat:

We are in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 14, 2017, regarding the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 (File No. 000-24006) filed by Nektar Therapeutics, a Delaware corporation (the “Company” or “we”), on November 8, 2017 (the “Form 10-Q”). Set forth below is the Company’s response to the Staff’s comment set forth in the letter.

We respectfully request, pursuant to 17 C.F.R. §200.83, that the Commission accord confidential treatment to the portions of this letter that are redacted and marked “[***]” in the EDGAR-filed copy of this response letter and not disclose such provisions to any person who is not an employee of the Commission unless otherwise required to do so by law. Confidential treatment is requested to protect confidential financial or commercial information the publication of which would result in competitive disadvantages. Along with its redacted EDGAR-filed copy, the Company is concurrently delivering an unredacted hard copy of its response to the Commission.

Staff Comment:

Form 10-Q for the Quarterly Period Ended September 30, 2017

Note 6 – License and Collaboration Agreements, page 15

1.	As it relates to your August 23, 2017 license agreement with Eli Lilly to co-develop NKTR-358, please provide us with your accounting analysis under ASC 605-25-25-5(a) supporting your determination that the license granted to Eli Lilly has stand-alone value and therefore represents a separate unit-of-account. Specifically address how you were able to separate the license from your Phase 1 clinical development obligation.

Response:

We respectfully advise the Staff that, in our consideration of whether the license has standalone value, we note that the license grant was delivered to Eli Lilly (“Lilly”) upon the effective date, August 23, 2017, of our license agreement with Lilly (the “License Agreement”). We note that ASC 605-25-25-5(a) states, “The item or items have value on a standalone basis if they are sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer’s ability to resell the delivered item(s), this criterion does not require the existence of an observable market for the deliverable(s).” We concluded that the license has standalone value due to Lilly’s sublicense rights and [***].

First, since NKTR-358 is a proprietary compound, we concluded that the license grant is not sold separately by any vendor, so it does not meet the first criterion of establishing standalone value in ASC 605-25-25-5(a).

Next, we considered Lilly’s ability to resell the license to establish standalone value under the second criterion. We note that Lilly has the ability to sublicense NKTR-358 [***]. The License Agreement provides Lilly with a wide field of use for diseases or conditions whose treatment requires an elevation of a certain type of immune cell (called “T-regulatory cells”) to suppress an immune response, and based on our market research, NKTR-358 could be effective for [***]. With this wide field of use and ability to sublicense the compound [***], it is possible, but not certain, whether Lilly has the ability to substantially recover the $150 million upfront payment, in order to conclude that the license has standalone value under the second criterion.

We also respectfully advise the Staff that our consideration of whether the license has standalone value also included [***]. We respectfully advise the Staff that we generally use third parties to perform much of the development services that are described in the License Agreement for our proprietary programs. Similarly, we use, or plan to use, third parties to perform a predominant majority of the development services to specifically fulfill our obligations under the License Agreement.

We also respectfully advise the Staff that Lilly has extensive experience in developing therapies for autoimmune indications, and the License Agreement provides Lilly broad, exclusive rights to NKTR-358 to develop, make and have made, and commercialize the compound. [***].

Therefore, in our considerations of [***], we note:

•	NKTR-358 is a defined compound, and no further changes to it will result from the Phase 1 clinical development.

•	[***].

•	[***].

*** Information omitted and provided under separate cover to the Staff pursuant to 17 C.F.R. §200.83

•	Under the terms of the License Agreement, if Nektar does not complete its Phase 1 clinical development by a certain date, Lilly has the option to assume responsibility for completing these trials. We believe this provides further evidence of Lilly’s ability to oversee Phase 1 clinical development.

Based on the analysis above, we concluded that the license grant has standalone value to Lilly at the execution of the License Agreement and therefore represents a single unit-of-account.

*    *    *    *    *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions, please do not hesitate to contact the undersigned at (415) 482-5570 or Jillian B. Thomsen, Senior Vice President, Finance and Chief Accounting Officer, at (415) 482-5555.

Sincerely,

/s/ Gil M. Labrucherie
Gil M. Labrucherie
Senior Vice President and Chief Financial Officer

cc:	Angela Connell, Accounting Branch Chief, Division of Corporation Finance
Jillian B. Thomsen, Senior Vice President, Finance and Chief Accounting Officer of Nektar Therapeutics
Mark A. Wilson, Vice President and General Counsel of Nektar Therapeutics
Sam Zucker, Sidley Austin LLP

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